UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice regarding Losses on write-down of securities

for the three months ended December 31, 2008

Tokyo, January 15, 2009—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) hereby announces that The Bank of Tokyo-Mitsubishi UFJ, Ltd., a subsidiary of MUFG, expects to recognize losses on write-down of marketable domestic equity securities, of which fair values are significantly deteriorated, for the three months ended December 31, 2008.

(in billions of Japanese yen, except percentages)

(A)	The amount of Losses on write-down of marketable domestic equity securities of The Bank of Tokyo-Mitsubishi UFJ, Ltd. for the three months ended December 31, 2008	257.0
(B)	Consolidated Net Assets as of March 31, 2008 A/B × 100	9,599.7 2.6%
(C)	Consolidated Ordinary Profits for the fiscal year ended March 31, 2008 A/C × 100	1,029.0 24.9%
(D)	Consolidated Net Income for the fiscal year ended March 31, 2008 A/D × 100	636.6 40.3%

In addition to the above, Mitsubishi UFJ Trust and Banking Corporation, a subsidiary of MUFG, expects to recognize losses of 31.0 billion yen on write-down of marketable domestic equity securities for the three months ended December 31, 2008.

Because MUFG Group uses a reversal method for recording losses on write-down of marketable domestic equity securities at quarter ends, the amount of losses on write-down of marketable domestic equity securities for the fiscal year ending March 31, 2009 may fluctuate depending on the share prices at March 31, 2009 and other factors.

MUFG’s financial results other than the above are currently being prepared and will be announced at the earnings release for the third quarter ended December 31, 2008.

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

This press release contains forward-looking statements in regard to forecasts, targets and plans of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its group companies (collectively, the “group”). These forward-looking statements are based on information currently available to the group and are stated here on the basis of the outlook at the time that this press release was prepared. Such forward-looking statements are not guarantees of future performance or events, and actual results may differ materially from those described in such forward-looking statements as a result of various factors. In addition, in preparing these statements certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a number of risks and uncertainties. Please see other disclosure and public filings made or will be made by MUFG and the other companies comprising the group, including the latest consolidated summary report, annual securities report, disclosure book and annual report, for additional information regarding such risks and uncertainties. The group has no obligation or intent to update any forward-looking statements contained in this document.